Exhibit 99.5

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS WIDE, HIGH-GRADE INTERCEPTS FROM NEAR-SURFACE DRILLING AT VOGEL, FILES NI 43-101 REPORT

•             Drilling near west-central portion of new resource within 175 metres of surface intersects 3.48 gpt over 16.40m, including 13.84 gpt over 3.60m, 3.15 gpt over 23.40m, 2.96 gpt over 17.00m, 2.00 gpt over 24.80m, 1.42 gpt over 33.00m and 8.50 gpt over 5.50m

•             Drilling within east portion of new resource within 150 metres of surface intersects 1.10 gpt over 47.60m and 6.28 gpt over 7.20m

•             High grade drill results in widely spaced holes along strike and to depth of current resource model suggest moderate east plunging system with significant potential for expansion

•             Shallow depth and significant width of new intersections at Vogel continue to suggest potential to add open-pit mining component to Bell Creek Complex mining operations

•             National Instrument (“NI”) 43-101 report filed for Vogel property, includes previously released resources - open pit resource of 2.2 million tonnes grading 1.75 gpt (125,000 ounces) in the indicated category and 0.692 million tonnes grading 1.43 gpt (31,700 ounces) in the inferred category, and underground resource consisting of 767,000 tonnes grading 5.56 gpt (137,500 ounces) in the inferred category.

Toronto, Ontario (June 16, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced the results of 39 additional holes (5,335 m) from drilling at the Company’s Vogel property, including several wide, high-grade intersections near surface, as well as the filing of a NI 43-101 report supporting the initial resource estimate for Vogel, first disclosed in a press release dated May 2, 2011.  The Vogel property is included within the Company’s Bell Creek Complex, a large land position covering approximately 32 square kilometres east of Timmins, which also includes the Bell Creek property, Marlhill, Schumacher, Wetmore and other prospective properties. Vogel is located approximately 2 kilometres east of the Bell Creek Mine and Mill.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results continue to confirm the strong potential of the Vogel property to host significant open pit and underground resources which could contribute meaningfully to future production at the Bell Creek Complex. An open-pit resource would provide additional ore feed for expanded mill throughput, allow more direct access and haulage of ore and provide ventilation for underground mining of zones extending to depth. We now have total resources at the Bell Creek Complex of 433,600 ounces in the measured and indicated categories and 1,361,700 ounces in the inferred category, all from drilling undertaken since 2008. We continue to drill aggressively at the Bell Creek Complex and, over the next year, expect to continue to increase total resources, upgrade existing inferred resources into the measured and indicated categories and complete an initial ore reserve.”

Drilling in the latest program was focused on the west-central and east portions of the projected open pit resource and included several additional wide, high-grade intersections within 175 metres of surface to compliment previous drill results from this area (see press release dated August 3, 2010). Significant results from the west-central portion of the new mineral resource include: 3.48 gpt over 16.40m, including 13.84 gpt over 3.60m, in V-10-83, 3.15 gpt over 23.40m in V-10-72, 2.00 gpt over 24.80m and 2.30 gpt over 11.50m in V-10-54, 2.96 gpt over 17.00m and 1.42 gpt over 33.00m in V-10-58 and 8.50 gpt over 5.50m in V-10-61. Significant results from the east portion of the new resource include 1.10 gpt over 47.60m in V-10-55 and 6.28 gpt over 7.20m, including 50.90gpt over 0.70m in V-10-84.

Observations from drilling and modeling to date indicate that the bulk of the mineralization at the property occurs within an east-west trending corridor of strong hydrothermal alteration located along the north contact of the Vogel volcanic belt with ultramafic rocks and is controlled by a series of vertical and moderate to shallow south dipping veins and shear structures. Most of the wider and better grade intersections listed above are associated with irregular shaped lenses located within a 300 metre strike length of the alteration corridor where vertical and shallower dipping structures appear to merge. Overall plunge of the mineralized package appears to be at a moderate angle to the east.

NI 43-101 resources for the Vogel property are detailed in a NI 43-101 report filed by the Company today on SEDAR at www.sedar.com. As outlined in the report, and first disclosed in a press release dated May 2, 2011, the Vogel open-pit resource lies mainly above the 175 metre level and totals 2.2 million tonnes, grading 1.75 gpt (125,000 ounces) in the indicated category and 0.692 million tonnes, grading 1.43 gpt (31,700 ounces) in the inferred category. The underground resource consists of 767,000 tonnes grading 5.56 gpt (137,500 ounces), classified in the inferred category. The bulk of the underground resource is located under the east portion of the open pit and within 400 metres of surface. Drilling to the east and projected down plunge extension of the underground resource is limited but includes several widely spaced but significant values such as 8.97 gpt over 3.00m, 8.39 gpt over 1.60m and 4.00 gpt over 5.20m in previously reported Hole V-09-01A  near the 700 metre elevation below surface (see press release July 7, 2009).

All estimation of resources for the new NI 43-101 report was conducted using inverse distance block modeling methodology with all high assays being capped during estimation to one ounce per tonne. Reporting of open pit resources was done from within a Whittle optimized pit shell.

A NI 43-101 report was filed for the Company’s Marlhill property on May 18, 2011. Included in the report were indicated resources of 395,000 tonnes grading 4.52 gpt (57,400 ounces). As with the Vogel resource estimate, the initial resources for Marlhill were also first disclosed on May 2, 2011.

Drilling at Marlhill is continuing with one drill, while drilling at Vogel will resume shortly with one drill to test for extensions of mineralization along strike and to depth.

A NI 43-101 report was filed for the Company’s Bell Creek Mine property on January 14, 2011. Included in the report were measured and indicated resources of 1,790,000 tonnes grading 4.36 gpt (251,200 ounces) and inferred resources of 8,427,000 tonnes grading 4.40 gpt (1,192,900 ounces). The initial resources for Bell Creek Mine were also first disclosed on December 1, 2010.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s Bell Creek Complex is Stephen Conquer, P.Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. He is an employee of Lake Shore Gold.  Technical reports for the Vogel Project have been prepared by Mr. Bob Kusins, P.Geo., Mr. Ralph Koch, P.Geo. and Mr. Stephen Conquer, P.Geo. and for Marlhill and Bell Creek Mine by Scott Wilson RPA Senior Geologist Mr Reno Pressacco, P.Geo.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core.  Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are selectively tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has a capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.  These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves.   The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets.  Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Vogel Property - Significant Assay Results

Hole	From	To	Length	Assay
Number	(m)	(m)	(m)	(gpt)	Comments
V-10-53	40.00	50.70	10.70	0.84	VG at 45.8m
	96.00	126.00	30.00	0.74
V-10-54	65.00	76.50	11.50	2.30
incl	65.70	66.30	0.60	23.90
	119.00	126.20	7.20	1.82
	135.20	160.00	24.80	2.00
and	151.00	158.00	7.00	5.45
incl	154.70	156.00	1.30	22.75
V-10-55	148.20	195.80	47.60	1.10
incl	152.20	152.90	0.70	12.30
and incl	189.20	189.80	0.60	19.15
V-10-56	105.00	119.00	14.00	1.15	VG at 108.2m
and incl	118.00	118.70	0.70	11.43	VG at 118.5, 118.55m
	133.00	134.00	1.00	2.09
	141.00	142.00	1.00	2.39
V-10-58	140.00	157.00	17.00	2.96	VG at 119.8m
and incl	156.00	157.00	1.00	24.80
	185.00	218.00	33.00	1.42	VG at 191.15, 192.5m
incl	190.70	198.20	7.50	3.09	VG at 195.65, 195.7, 195.75m
incl	195.00	196.20	1.20	9.47	VG at 200.3, 200.9, 203.0m
					VG at 207.45, 209.7m
V-10-59	56.50	68.00	11.50	1.01
V-10-60	54.00	62.00	8.00	1.63
incl	55.00	55.60	0.60	15.05	VG at 55.4m
V-10-61	87.50	93.00	5.50	8.50
incl	88.00	88.50	0.50	34.80
and	90.80	91.80	1.00	16.60
V-10-62	146.50	150.00	3.50	1.53
	212.00	213.00	1.00	5.16	VG at 180.5m
V-10-64	85.00	102.20	17.20	1.20
incl	95.50	96.20	0.70	11.50
V-10-65	190.30	209.40	19.10	1.05	VG at 194.95, 197.3m
incl	191.90	192.45	0.55	12.45
V-10-66	157.60	161.00	3.40	1.10
	170.50	173.50	3.00	2.08	VG at 219.57, 219.60, 219.63m
V-10-67	69.50	70.00	0.50	6.23
V-10-68	334.00	350.00	16.00	0.89
	369.00	371.50	2.50	2.86	VG at 370.30m
	385.80	386.30	0.50	7.15	VG at 396.50m

Vogel Property - Significant Assay Results

Hole	From	To	Length	Assay
Number	(m)	(m)	(m)	(gpt)	Comments
V-10-69	41.00	72.00	31.00	0.77
incl	41.00	47.00	6.00	2.37
V-10-71	276.00	276.60	0.60	3.79	VG at 172.63, 177.70m
V-10-72	48.80	72.20	23.40	3.15
incl	56.70	71.70	15.00	4.59	VG at 57.00m
incl	59.30	63.70	4.40	9.38	VG at 62.80m
V-10-73	30.00	42.50	12.50	1.61
incl	30.00	37.50	7.50	2.38
incl	37.00	37.50	0.50	18.50
V-10-81	30.00	41.00	11.00	1.31
V-10-83	40.00	56.40	16.40	3.48
incl	50.10	53.70	3.60	13.84
V-10-84	51.80	59.00	7.20	6.28
incl	51.80	52.50	0.70	50.90
V-10-70				NSV	VG at 67.10, 67.20, 69.80m

Notes:

1) Holes V-10-57, -63, -70, -74, -75, -78, -79, -80, -88 did not return any significant values.

2) Holes V-10-76, -77, -82, -85, -86, -87, -88, -89, -90, -91 were drilled to test depth to overburden

3) True widths are not reported at this time.

4) Assay results are reported uncut.

Figure 1. Area Map (Bell Creek Complex)

BELL CREEK COMPLEX
NEW MINE TREND
Stringer
9.4g /2.2m
19.4g /1.0m
Marlhill
Bell Creek
Hoyle Pond
Past Prod.
2.4 M oz @ 13.0g
SCHUMACHER
VOGEL
OWL CREEK PIT
VOGEL DIAMOND DRILLING
Untested Geophysics and Soil Anomalies
MURPHY TWP
HOYLE TWP
Wetmore
14.4g /4.2m
7.8g /13.9m
Pamour
Past Prod.
4.2 M oz @ 3.1g
Beaumont
7.4g /4.0m
21.1g /1.0m
11.8g /1.45m
CARON
Whitney
6.4g /0.4m
KINCH
NORTH WHITNEY
PAMOUR
TISDALE TWP
WHITNEY TWP
HALLNOR
BONWHIT
BONETAL
BROULAN PORCUPINE
BROULAN REEF
HUGH PAM
DAVIDSON TISDALE
BANNER PROSPECT
PORCUPINE
DESTOR
FAULT
Hallnor / Broulan Trend
Past Prod.
2.7 M oz @ 10.6g
Legend
Former Gold Producer or Prospect
New Mine Trend
Diabase
Felsic Intrusives
Ultramafic Volcanics
Mafic Volcanics
Sediments
0 0.5 1 2
Kilometers
N

Figure 2. Plan View

6800
7000
7200
4900
4800
4700
N
V-10-61
8.50 gpt /5.50m
V-10-83
3.48 gpt /16.40m
V-10-58
1.42 gpt /33.00m
V-10-24
4.09 gpt /22.50m
V-10-50
3.96 gpt /31.00m
V-10-15
2.03 gpt /21.00m
V-10-06
3.00 gpt /9.00m
V-10-72
3.15 gpt /23.40m
V-10-09
57.55 gpt /2.40m
V-10-54
2.00 gpt /24.80m
V-10-45
13.90 gpt /6.00m
V-10-46
3.08 gpt /5.00m
V-10-42
3.22 gpt /22.20m
V-10-13
2.18 gpt /16.00m
V-10-54
2.30 gpt /11.50m
GV04-14
1.81 gpt /41.00m
V-10-55
1.10 gpt /47.60m
V-10-58
2.96 gpt /17.00m
SCHUMACHER
VOGEL
Legend
Lake Shore Gold Current Drill Hole Collar
Lake Shore Gold Previous Drill Hole Collar
Current Drill Hole Trace
Previous Drill Hole Trace
Pit Outline
Ultramafic Volcanics
Mafic Volcanics
Clastic Sediments
0 25 50 100
Meters
Composites:
Au gpt over meters
Geology:
@-110m
LAKE SHORE
GOLD CORP.
VOGEL PROJECT
DIAMOND DRILLING / GEOLOGY
Date: June, 2011
Name: SC
File: vogel_area_drill_plan_june_2011_press.mxd

Figure 3. Vogel 3D View

OPEN
N
SURFACE
-100m
-200m
-300m
-400m
OPEN
V-09-01A
8.97 /3.00
8.39 /1.00
4.00 /5.20
6437
7.95 /4.00
4.87 /22.60
incl. 8.37 /11.00
Legend
BLOCK MODEL gpt Au
0.63 to 0.90
0.90 to 2.00
2.00 to 5.00
> 5.00
V-09-01A
Previously reported intercept
Composites:
Au gpt over meters
0
200
400
Meters
LAKE SHORE
GOLD CORP.
VOGEL PIT
/ BLOCK MODEL
Date: June, 2011
Name: BK, EK
File: vogel-3d-pit-view-2011.mxd